                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

               --------------------------------------------------


                             SECOND AMENDMENT TO

                                   FORM T-3


           FOR APPLICATIONS FOR QUALIFICATIONS OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939

                                  BISSELL INC.
                                2345 WALKER, N.W.
                          GRAND RAPIDS, MICHIGAN 49544


           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

                  Title of Class                                 Amount
                  --------------                                 ------

Subordinated Notes due June 30, 2008                   Approximately $18,000,000

          Approximate date of proposed public offering: Not Applicable

                     Name and address of agent for service:

                                 Mark J. Bissell
                      President and Chief Executive Officer
                                  BISSELL Inc.
                                2345 Walker, N.W.
                          Grand Rapids, Michigan 49544


                                 With copies to:

                              David M. Hecht, Esq.
                                  Hecht & Lentz
                             333 Bridge Street, N.W.
                                    Suite 330
                          Grand Rapids, Michigan 49504

1.       General Information.

         BISSELL Inc. ("BISSELL" or the Company") is a corporation incorporated under the laws of the State of Michigan.

2.       Securities Act Exemption Applicable.

         In connection with the Company's offer to redeem shares of its issued and outstanding common stock, the Company will, in addition to making cash payments, exchange its Subordinated Notes (the "Notes") solely for its common stock held by its stockholders which accept the Company's offer. The Company will not pay any commission or other remuneration, directly or indirectly, to any person or entity for soliciting any stockholder. Based on the foregoing, the Notes are exempt under Section 3(a)(9) of the Securities Act of 1933, as amended.

         Neither the Company, nor any underwriter will sell the Notes or other securities of the same class of the Company at or about the same time as the transaction for which the exemption is claimed. The Company has incurred certain legal and accounting and printing fees in connection with the transaction. No holder of common stock will make any cash payment in connection with the exchange of the Company's notes in partial redemption of its common stock.

3.       Affiliates.

         The following table sets forth, as of January 1, 1998, those persons who may be deemed "affiliates" of the Company and the respective voting securities owned by each or such other bases of control:

                                                                             Voting Securities
         Name                                                              or other Bases of Control
         ----                                                              -------------------------
         See list of  Directors  and  Executive  Officers in Item          Management control
         4, below


         Michigan National Bank,  Trustee under Will of M.R.               As  Trustee,   MNB  controls  249,205
         Bissell and under various other agreements                        shares of common stock of the Company

         List of Bissell, Inc. subsidiaries:                               The   Company   holds,   directly  or
                                                                           indirectly,  the  following  interest
                                                                           in each entity:
               Barcolene Incorporated                                                100.0%
               BeAble! Health Centers, Inc.                                          100.0%
               Penn Champ, Inc.                                                      100.0%
               Bissell Graphis Corporation                                           100.0%
               Imperial Graphics, Inc.                                               100.0%
               Atlas Tag & Label, Inc.                                               100.0%
               ATL-East Tag & Label, Inc.                                             80%
               Sierra Tag & Label, Inc.                                              100.0%
               Bissell Healthcare Corporation                                        100.0%
               Am Fab, Inc.                                                          100.0%
               Midland Manufacturing Company, Inc.                                   100.0%


               J.A. Preston Corporation                                              100.0%
               Tumble Forms, Inc.                                                    100.0%
               Sammons Preston Canada Inc.                                           100.0%
               Bissell International Corporation                                     100.0%
               Bissell A.G.                                                           97.0%
               Bissell Austrailia Pty. Ltd.                                          100.0%
               Bissell Ltd.                                                           99.5%
               BISSELL Reynosa, A.C. of V.C.                                         100.0%
               Bissell Mexico, S.A. de C.V.                                           99.6%
               Bissell S.A.                                                          100.0%
               Bissell Mexico, Inc.                                                  100.0%
               Bissell Mexico, S. de R.I. de C.V.                                    100.0%
               Bissell FSC Inc.                                                      100.0%

4.       Directors and Executive Officers.

         Directors and Executive Officers. The following table sets forth certain information concerning the directors and executive officers of the
Company:

                  Name                                        Positions with the Company
                  ----                                        --------------------------
         John M. Bissell                                      Director and Chairman of the Board
         Mark J. Bissell                                      Director, President and Chief Executive
                                                              Officer
         Matthew R. Bissell                                   Director and Senior Vice President
         Howard A. Schwartz                                   Senior Vice President
         Daniel T. Caldon                                     Senior Vice President-Administration
                                                              Chief Financial Officer, Treasurer and
                                                              Assistant Secretary
         Timothy E. Bosscher                                  Vice President - Controller
         Stephen R. Kretschman                                Secretary
         Harry J. Bloem                                       Director
         Christy A. Cameron                                   Director
         Sabra M. Clark                                       Director
         Craig J. Duchossois                                  Director
         H. Kirke Latrop, III                                 Director
         Peter M. Sears                                       Director
         Jack P. Smith                                        Director



The mailing address of all directors and executive officers is 2345 Walker, N.W., Grand Rapids, Michigan 49544.

5.       Principal Owners of Voting Securities.


         The Company only has common stock issued and outstanding. The following table sets forth certain information, as of January 15, 1998, regarding each person known by the Company to own of record, whether beneficially or otherwise, ten percent or more of each class of the Company's outstanding voting securities and the number of such securities and the total voting power with respect thereof.



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

                                                                    Number
          Name and Mailing Address                                of Shares        Percent
          ------------------------                                ---------        -------
          Michigan National Bank, Trustee                         249,205         15.0%
          77 Monroe Center
          PO Box 1707
          Grand Rapids, MI 49501-1707

          BISSELL Inc. Employee Stock Ownership Plan              477,404         28.7%
          2345 Walker, N.W.
          Grand Rapids, Michigan 49544

         The Company believes that upon completion of the redemption offer and consequent exchange of Notes in redemption of common stock each of the persons listed above in this Item 5 and John M. Bissell may own of record, whether beneficially or otherwise, ten percent or more of the Company's outstanding common stock. However, the number of shares so owned and the total voting power with respect thereof cannot be determined until the completion of the redemption offer.

6.       Underwriters.

         No person within the three-year period prior to the date hereof has acted as an "underwriter" (as such term is defined under the Trust Indenture Act of 1939, as amended) of any of the Company's currently issued and outstanding securities. No person will act as underwriter of the Notes.

7.       Capitalization.


         a. The following table sets forth certain information regarding each authorized class of securities of the Company as of January 15, 1998.


                                                        Amount                Amount
         Title of Class                               Authorized            Outstanding
         --------------                               ----------            -----------
         Common Stock                                  3,000,000              1,609,103

         Preferred Stock                                  40,000                      0

         9.86% Senior Notes                          $10,000,000             $1,429,000

         b. Each share of Common Stock is entitled to one vote. Preferred Stock is entitled to the number of votes determined by resolution of the Board of Directors upon issuance. To date, the Board of Directors has not issued any Preferred Stock. The 9.86% Senior Notes have no conversion or voting rights.

8.       Analysis of Indenture Provisions

         The terms of the indenture securities include those stated in the indenture, to be entered into between the Company and First of America Bank, N.A., as Trustee, with respect to the Subordinated Notes (the "Indenture") and made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The following analysis of certain provisions of the Indenture makes use of certain capitalized terms defined in the Indenture and not herein and such terms shall have the meanings given to them in the Indenture and shall be incorporated by reference herein. The following analysis does not purport to be a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the Indenture, which provisions are incorporated by reference as a part of such analysis. (Section references are to the relevant provisions of the Indenture).

         The Subordinated Notes (the "Notes") may be presented for registration of transfer or exchange at the offices of the Registrar. Payments of principal and interest on the Notes will be made by check mailed to the registered address of the Person entitled thereto as it appears in the register of the Registrar as of the applicable record date for determining the persons entitled to receive, as applicable, quarterly payments of interest and annual payments of principal under the Notes.

         The Notes will be issued only in registered form, without coupons, in denominations which are an even multiple as determined by the Company prior to the making of the redemption offer. (Section 2.01.) No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.06.)

         A Note will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the Note has been authenticated under the Indenture. The Trustee will authenticate the Notes for original issue in the aggregate principal amount of the aggregate redemption offer upon a written order of the Company signed by an Officer. The aggregate principal amount of Notes outstanding at any time may not exceed the amount of the aggregate redemption offer, except as otherwise provided in the Indenture. (Section 2.02.)

Prepayment

         The Notes may be prepaid at the Company's option, in whole or in part, upon not less than 30 nor more than 60 days' notice mailed to each Holder of Notes at his or her address appearing in the register of the Registrar. Any prepayment of Notes will be done on a pro rata basis. The notice will state the Interest Payment Date on which the prepayment shall be made; the amount of the prepayment; if the Notes are being prepaid in part, the portion of the principal amount of the Notes being prepaid and to be outstanding thereafter and that, after the Interest Payment Date on which the prepayment is being made and upon surrender of the Notes, the Notes shall be returned to the Holders after the Company has placed thereon a notation of the amount prepaid and the date of such prepayment; the name and address of the Paying Agent; that the Notes must be surrendered to the Paying Agent to collect the amount being prepaid; and that, unless the Company defaults in making such prepayment, interest on the amount being prepaid ceases to accrue on and after the Interest Payment Date on which the prepayment is being made. If the Company elects to prepay the Notes in whole or in part, it must furnish to the Trustee, at least 45 days but not more than 60 days before the Interest Payment Date on which such prepayment will be made, an Officer's Certificate setting forth (i) the Interest Payment Date on which such prepayment is to be made and (ii) the amount of principal to be prepaid. (Article 3.)

Subordination

         The payment of the principal of and interest on the Notes will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in full of all Senior Debt. "Senior Debt" means all of the Company's indebtedness for borrowed money from time to time outstanding (other than indebtedness under the Notes) unless the instrument under which such indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes. Senior Debt does not include tax liabilities owed or owing by the Company or trade payables of the Company. Upon any liquidation, dissolution, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Company, (i) the holders of all Obligations due in respect of Senior Debt will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Notes will be entitled to receive any payment in respect of the principal of or interest on the Notes and (ii) until all Obligations with respect to Senior Debt are paid in full in cash, any distribution to which Holders of Notes would be entitled but for clause (i), above, shall be made to holders of Senior Debt, as their interests may appear. Until all principal and other Obligations with respect to the Senior Debt have been paid in full in cash, the Company shall not make any payments of principal, interest or other Obligation in respect of the Notes and may not acquire from the Trustee or any Holder any Notes for cash or property if there shall have occurred and be continuing a default in any payment with respect to Senior Debt, or an event of default with respect to any Senior Debt permitting the holders thereof to accelerate the maturity thereof or, if any judicial proceeding shall be pending with respect to any such default. The Indenture does not prohibit or limit the incurrence of Senior Debt by the Company.

Events of Default

         The following will be Events of Default under the Indenture: (a) failure to pay principal on any Notes when due, continuing for five days, whether or not such payment is prohibited by the subordination provisions of the Indenture; (b) failure to pay any interest on any Notes when due, continuing for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture; (c) failure by the Company for 30 days after notice from the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes to comply with the successor provisions of the Indenture; (d) failure by the Company for 60 days after proper notice from the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes to comply with any of its other agreements in the Indenture or the Notes; (e) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company (or the payment of which is guaranteed by the Company) whether such Indebtedness or guarantee now exists, or is created after the date hereof, which default results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, aggregates $5.0 million or more; (f) failure by the Company to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and (g) certain events in bankruptcy, insolvency or reorganization of the Company. (Section 6.01.) Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default has occurred and is continuing, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 7.02.) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 6.05.)

         If an Event of Default has occurred and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. (Section 6.02 and 6.04.)

         No Holder of any Notes will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 6.06.) However, such limitations do not apply to a suit instituted by a Holder of a Note for the enforcement of payment of the principal of, or interest on, such Note on or after the respective due dates expressed in such Notes. (Section 6.07.)

         The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 4.03.)

Modification and Waiver

         Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Notes affected thereby, (a) reduce the principal amount of, or interest on, any Notes, (b) reduce the principal of or change the fixed maturity of any installment of principal on any Notes, (c) reduce the interest rate of or change the time for payment on any Note, (d) waive a Default or Event of Default in the payment of principal of or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (e) make any Note payable in money other than that stated in the Notes, (f) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or interest on the Notes, (g) waive any prepayment with respect to which notice has been given to the Holders under
Section 3.03 of the Indenture, or (h) make any change in Section 6.04 or 6.07 of the Indenture or in the amendment and waiver provisions of Section 8.02 of the Indenture.

         The Holders of a majority in aggregate principal amount of the outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 8.02.) The Holders of a majority in aggregate principal amount of the outstanding Notes may waive any past default under the Indenture, except a default in the payment of principal or interest or the performance of any covenant which may be waived only with the consent of all Holders of the Notes. (Section 6.04)

Consolidation, Merger and Sale of Assets

         The Company may, without the consent of any Holders of Notes, consolidate or merge with or into, or transfer or lease all or substantially all of its assets to, any Person, and any other Person may consolidate or merge with or into, or transfer or lease all or substantially all of its assets to, the Company, provided that (a) the Company is the surviving entity or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or which acquires or leases all or substantially all of the assets of the Company is organized and existing under the laws of any United States jurisdiction and assumes the Company's obligations on the Notes and under the Indenture, (b) after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an


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
Event of Default, shall have happened and be continuing, and (c) certain other conditions are met. (Article 5.)

Restrictions on Transfer
         The Notes are not transferable except pursuant to an effective registration statement under the Securities Act of 1933, as amended, or in a transaction exempt from the registration requirements of the Securities Act, and in accordance with all applicable securities laws of the states of the United States and any foreign jurisdiction. See "The Subordinated Notes; General" for requirements to complete a transfer, including registration of transferred Notes with the Company and payment of applicable expenses.

Satisfaction and Discharge of the Indenture.

         The Indenture will be discharged and will cease to be of further effect as to all outstanding Notes when:

         (1) all Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

         (2) (i) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of prepayment or otherwise and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation of principal and accrued interest to the date of maturity or prepayment and (ii) the Company has paid all sums required to be paid by it under this Indenture.

         The Company will deliver an Officers' Certificate to the Trustee stating that all conditions precedent to satisfaction and discharge have been complied with. (Section 10.2).

Evidence of Compliance.

         Upon any request or application by the Company to the Trustee to take any action under the Indenture, the Company may be required to furnish to the
Trustee: (a) an Officer's Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with; and (b) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

         Each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture is required to include: (1) a statement that the person making such certificate or opinion has read such covenant or condition; (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (3) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (4) a statement as to whether or not, in the opinion of each such person, such condition or covenant has been complied with; provided, however, that with respect to matters of fact an Opinion of Counsel may rely on an Officers' Certificate or certificates of public officials. (Section 11.5)

9.       Other Obligors.

         The Company is the only obligor under the Indenture governing the Subordinated Notes.

Contents of Application for Qualification.

         This Application for qualification comprises:

         A.       Pages number 1 to 10, consecutively.

         B. The statement of eligibility and qualification of the trustee under the indenture to be qualified; and

         C. The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee.

         Exhibit T3A       Articles of Incorporation of the Company, dated
                           April 18,1989. (Previously filed).

         Exhibit T3B       By-laws of the Company, dated April 8,1974.
                           (Previously filed).


         Exhibit T3C       Indenture to be entered into between the Company,
                           as Issuer, and First of America Corporation, as Trustee, with respect to the Subordinated Notes due
                           June 30, 2008. (Previously filed).

         Exhibit T3D       Not Applicable.

         Exhibit T3E       Revised draft of the Redemption Offer Memorandum
                           of the Company to be distributed to all Stockholders.

         Exhibit T3F       Cross reference sheet showing the location in the
                           indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive of the Trust
                           Indenture Act of 1939. (Previously filed).

               REMAINING PORTION OF PAGE INTENTIONALLY LEFT BLANK

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, BISSELL Inc., a corporation qualified and existing under the laws of Michigan (the "applicant'), has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto fixed and attested, all in the City of Grand Rapids, and State of Michigan, on the 20th day of February, 1998.

                                  BISSELL INC.

                                  By: /s/ Mark J. Bissell
                                      -------------------------------------
                                      Mark J. Bissell
                                      President and Chief Executive Officer


Attest:  /s/ Daniel T. Caldon
         ----------------------------------
Name:    Daniel T. Caldon
Title:   Senior Vice President-Administration

                                 END OF DOCUMENT


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


                              INDEX TO EXHIBITS




EXHIBIT NO.                   DESCRIPTION
-----------                   -----------
Exhibit 99.1                  Revised draft of the Redemption Offer Memorandum
                              of the Company to be distributed to all
                              Stockholders (previously filed).